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                                    FORM 6-K
                                    --------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of November 2001


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X         Form 40-F  ___
                         ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   ____           No   X
                                        ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.
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ANNOUNCEMENT OF THE EARLY ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING
STANDARDS NO. 142, "ACCOUNTING FOR GOODWILL AND OTHER INTANGIBLE ASSETS"

          On November 22, 2001, the registrant decided at a meeting of its board of directors to early adopt Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Intangible Assets" retroactive to the beginning of the fiscal year ending March 31, 2002.

          Attached is a press release of the registrant dated November 22, 2001 describing the process of its adoption of SFAS 142.

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                                   SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              NIPPON TELEGRAPH AND TELEPHONE
                                CORPORATION



                              By  /s/   HIROO INOUE
                                 ----------------------------------------------
                                 Name:  Hiroo Inoue
                                 Title: Senior Manager
                                        Department IV


Date:  November 22, 2001
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                                                               November 22, 2001

ANNOUNCEMENT OF THE EARLY ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142, "ACCOUNTING FOR GOODWILL AND OTHER INTANGIBLE ASSETS"


  Nippon Telegraph and Telephone Corporation (hereinafter referred to as "NTT") announced that it decided at a meeting of its board of directors to early adopt Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Intangible Assets", retroactive to the beginning of the fiscal year ending March 31, 2002.

  In July 2001, the Financial Accounting Standards Board issued SFAS 142. This new statement, as a replacement of APB Opinion 17, primarily addresses the nonamortization of goodwill and indefinite-lived intangible assets, the amortization of intangible assets with a defined life, and the impairment testing for goodwill and intangible assets. This new statement also addresses the accounting for acquired goodwill and other intangible assets. SFAS 142 is effective for fiscal years beginning after December 15, 2001, but allows for early adoption for those companies with fiscal years beginning after March 15, 2001. As SFAS 142 is now considered the preferable basis of accounting for goodwill and intangible assets, NTT decided to early adopt this new accounting standard retroactive to the beginning of the fiscal year ending March 31, 2002.

  Under SFAS 142, goodwill and certain other intangible assets that are determined to have an indefinite life will no longer be amortized, but rather will be tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Upon the adoption of this new statement, NTT reassessed the useful lives of its intangible assets, adjusted the remaining amortization periods, and determined that no intangible assets have indefinite lives. NTT is currently in the process of completing the first step of the transitional impairment test for goodwill and will complete this assessment during the preparation of its US GAAP financial statements for the six-month period ended September 30, 2001. It is likely that the fair value of a certain reporting unit which includes goodwill is below its carrying amount and that an impairment has been incurred. Accordingly, NTT will be recording an impairment loss for goodwill under SFAS 142.